Exhibit 2.1

Transaction Process and Exclusivity Deed

Alumina Limited

Alumina

AAC Investments Australia Pty Ltd
Bidder

Alcoa Corporation

Alcoa

26 February 2024

Contents

1. Defined terms and interpretation	1
2. Implementation Agreement and intention to recommend	1
3. Exclusivity	3
4. General	5

Ashurst

THIS deed is made on 26 February 2024

BETWEEN:

(1)	Alumina Limited (ACN 004 820 419) of Level 36, 2 Southbank Boulevard, Southbank, Victoria 3006 Australia (Alumina)

(2)	AAC Investments Australia Pty Ltd (ACN 673 884 207) of c/- Ashurst Level 16, 80 Collins Street, South Tower, Melbourne Victoria 3000 Australia (Bidder)

(3)	Alcoa Corporation, a company incorporated in the State of Delaware, United States of America of 201 Isabella Street, Suite 500, Pittsburgh, PA 15212-5858 United States of America (Alcoa)

Recitals:

(A)	Alcoa provided to Alumina a non-binding proposal dated 23 February 2024 in respect of the Transaction (the Proposal).

(B)	The parties have agreed to progress the Transaction on the terms of this document.

The Parties agree as follows:

1.	Defined terms and interpretation

1.1	Definitions in the Dictionary

A term or expression starting with a capital letter:

(a)	which is defined in the Dictionary in Schedule 1 has the meaning given to it in the Dictionary; and

(b)	which is defined in the Corporations Act, but is not defined in the Dictionary, has the meaning given to it in the Corporations Act.

1.2	Interpretation

The interpretation clause in Schedule 1 sets out rules of interpretation for this document.

2.	Implementation Agreement and intention to recommend

2.1	Announcement

Each of Alumina, Bidder and Alcoa acknowledges and agrees that upon the signing of this document by each party:

(a)	Alumina will make an announcement to the Australian Securities Exchange (ASX); and

(b)	Alcoa will make an announcement within one Business Day to the Securities Exchange Commission (SEC),

in an agreed form with respect to the status of the Transaction and setting out the material terms of the Proposal and attaching this document.

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2.2	Intention to recommend

(a)	Alumina represents and warrants that each of its independent Non-Executive Directors and its Managing Director and Chief Executive Officer intends, subject to entry into the Implementation Agreement, to:

(i)	recommend to Alumina Shareholders to vote; and

(ii)	vote, cause or procure that any ordinary shares in Alumina in which they have a relevant interest are voted,

in favour of the Transaction at the Offer Price, in the absence of a superior proposal and subject to an independent expert concluding (and continuing to conclude) that the Transaction is in the best interests of Alumina Shareholders.

For the avoidance of doubt and despite anything to the contrary in this document, a statement made by Alumina, the Alumina Board or any Alumina Director, to the effect that no action should be taken by Alumina Shareholders pending the agreement of the Implementation Agreement by Alumina, Alcoa and Bidder will not, in and of itself, contravene this clause  2.2(a).

(b)	Alcoa represents and warrants that each of its Directors intends, subject to entry into the Implementation Agreement, to unanimously recommend to Alcoa Shareholders to vote in favour of issue of the New Alcoa Shares and New Alcoa CDIs under the Transaction, unless Alcoa receives a superior proposal (with "superior proposal" to be defined in an Implementation Agreement and, when used prior to the Implementation Agreement being entered into, as such terms are customarily used in transactions of this nature).

(c)	Notwithstanding clauses 2.2(a) and 2.2(b), the parties acknowledge and agree that the Implementation Agreement may set out other customary terms and certain customary specified events relating to the recommendations of the Alumina Board and Alcoa Board.

2.3	Good faith negotiation of an Implementation Agreement

(a)	During the Exclusivity Period, Alumina, Alcoa and Bidder must negotiate in good faith to seek to agree an Implementation Agreement and any other transaction documentation required to implement the Transaction, in each case as expeditiously as possible.

(b)	Alumina agrees that, during the Exclusivity Period, it will not:

(i)	issue, or agree to issue, any Alumina Shares, performance rights, conditional share rights, or any other securities convertible into, or linked to, Alumina Shares; and/or

(ii)	announce, declare or pay any dividend or other distribution.

(c)	Each party acknowledges and agrees that the Proposal and Transaction remain incomplete and non-binding and will not become binding unless and until an Implementation Agreement (and each other transaction document required to implement the Transaction) is agreed and duly executed by the parties.

(d)	Alcoa acknowledges and agrees that, subject to entry into the Implementation Agreement, it will invite two existing members of the Alumina Board, whose identity will be mutually agreed by Alcoa and Alumina, to join the board of Directors of Alcoa with effect from implementation of the Transaction.

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2.4	Commitment of necessary resources

During the Exclusivity Period, Alumina, Alcoa and Bidder will use their respective reasonable best efforts and commit all reasonably necessary resources (including management and financial, legal and other professional advisory resources, at their own cost) to enable an Implementation Agreement and any other transaction documentation required to implement the Transaction to be prepared, negotiated, finalised and (if agreed by the parties) entered into, as expeditiously as possible.

3.	Exclusivity

3.1	No existing discussions

Alumina represents and warrants to Alcoa and Bidder that, as at the date of this document, neither Alumina nor any of Alumina’s Representatives is in any negotiations or discussions, and Alumina and Alumina’s Representatives have ceased any existing negotiations or discussions, with any person in relation to, or which could reasonably be expected to lead to, an actual, proposed or potential Competing Proposal (other than, for the avoidance of doubt, the discussions with Alcoa, Bidder and each of their Representatives in respect of the Transaction).

3.2	No shop

During the Exclusivity Period, Alumina must not, and must ensure that its Representatives do not, directly or indirectly:

(a)	solicit, encourage, initiate, continue or invite any enquiries, expressions of interest, offers, discussions, negotiations or proposals in relation to, or which may reasonably be expected to encourage or lead to, an actual, proposed or potential Competing Proposal; or

(b)	solicit, initiate or invite approaches, enquiries, expressions of interests, offers, discussions or proposals with a view to obtaining any offer, proposal or expression of interest from any person in relation to an actual, proposed or potential Competing Proposal, or communicate to any person any intention to do any of the things referred to in clause 3.2(a) and/or 3.2(b).

3.3	No talk

During the Exclusivity Period, Alumina must not, and must ensure that its Representatives do not, directly or indirectly:

(a)	negotiate or enter into or participate in or continue any negotiations or discussions with any other person regarding an actual, proposed or potential Competing Proposal or any agreement, understanding or arrangement that may be reasonably expected to encourage or lead to a Competing Proposal, even if that person’s Competing Proposal was not directly or indirectly solicited, invited, encouraged or initiated by Alumina or any of its Representatives or the person has publicly announced the Competing Proposal; or

(b)	communicate to any person any intention to do any of the things referred to in clause 3.3(a).

3.4	No due diligence

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(a)	During the Exclusivity Period, Alumina must not, and must ensure that none of its Representatives, directly or indirectly:

(i)	solicit, invite, initiate, or encourage or facilitate or permit, any person (other than Alcoa or any of its Representatives) to undertake due diligence investigations in respect of Alumina, its Related Entities, or any of their business and operations, in connection with or with a view to obtaining or which would reasonably be expected to lead to such person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, a Competing Proposal; or

(ii)	make available to any person (other than Alcoa or any of its Representatives) or permit any such person to receive any non-public information relating to Alumina, its Related Entities, or any of their businesses and/or operations, in connection with or with a view to obtaining or which may reasonably be expected to encourage or lead to such person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, a Competing Proposal.

(b)	Alumina agrees not to waive, and to enforce, any standstill obligations with third parties in relation to a Competing Proposal and any confidentiality obligations owed by third parties to Alumina in relation to a Competing Proposal.

3.5	Notice of Competing Proposals

(a)	During the Exclusivity Period, Alumina must promptly (and, in any event, within 24 hours) notify Alcoa and Bidder in writing of any:

(i)	approach, inquiry or proposal made by any person to it or any of its Representatives in relation to an actual, proposed or potential Competing Proposal (including, for the avoidance of doubt, any request or proposal to which clauses 3.3 and/or 3.4 may apply), and as part of that notification will provide all material details of the approach (including the price (or if not cash, implied value), form of consideration, conditions, timing, break fee provisions, financing commitments and other key terms of any Competing Proposal and the identity of the proponent(s) of any such proposal); and

(ii)	request for information relating to Alumina, its Related Entities or its businesses or operations, in connection with the formulation, development or finalisation of, or assisting in the formulation, development or finalisation of, an actual, proposed or potential Competing Proposal, or which Alumina has reasonable grounds to suspect may relate to an actual, proposed or potential Competing Proposal, and must disclose to Alcoa the identity of the party making the request and the details of the request.

(b)	During the Exclusivity Period, Alumina must also notify Alcoa and Bidder in writing as soon as possible (and in any case, within 24 hours) after becoming aware of any material developments in relation to any of the information previously notified to Alcoa and Bidder under clause 3.5(a).

3.6	Non-public information

(a)	If, despite the restriction in clause 3.4, any non-public information about the business or affairs of the Alumina Group is provided or made available to any person in connection with an actual, proposed or potential Competing Proposal

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which has not previously been provided or made available to Alcoa or Bidder, Alumina must promptly, and in any case within 24 hours, provide to Alcoa and Bidder:

(i)	in the case of written materials, a copy of; and

(ii)	in any other case, a written statement of,

that non-public information.

(b)	Nothing in this document permits the disclosure of any information in breach of clause 3.4, nor the disclosure of AWAC JV Information to third parties.

3.7	Acknowledgements

(a)	Each of Alcoa and Bidder acknowledges that nothing in this clause prevents Alumina from continuing to make normal presentations to, and to respond to enquiries from, brokers, portfolio investors and analysts in the ordinary course in relation to its business generally or fulfilling its continuous disclosure obligations.

(b)	Each of Alcoa and Bidder represent and warrant to Alumina that it would not have entered into this document without the benefit of this clause 3.

(c)	Alumina represents and warrants to Alcoa and Bidder that it has received legal advice on this document and the operation of this clause 3.

(d)	The parties must not make or cause or permit to be made on their behalf, any application to a court or the Takeovers Panel for or in relation to a determination in relation to clause 3. However, if on application by a person other than the parties to this document, it is determined by the Takeovers Panel or a Court that all or any part of this clause 3 is, or would be if performed, unlawful or constitutes ‘unacceptable circumstances’ within the meaning of the Corporations Act or a breach of the fiduciary or statutory duties of the Alumina Board, then Alumina’s obligations do not apply to that extent.

4.	General

4.1	Termination

(a)	This document terminates on the earlier of:

(i)	the expiry of the Exclusivity Period; and

(ii)	the execution of an Implementation Agreement.

(b)	Upon termination of this document, each party is released from its obligations under this document, except that:

(i)	the rights and claims of the parties that accrued before termination; and

(ii)	clauses 1 and 4,

survive the termination of this document.

4.2	Other

(a)	Each party acknowledges entering into this document and incurring obligations and giving rights under this document for valuable consideration received from each other party.

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(b)	Each party agrees that:

(i)	this document is not intended to constitute, and does not constitute, an offer capable of acceptance or to otherwise give rise to a binding contract to proceed with the Proposal or the Transaction;

(ii)	there is no certainty that the Transaction will proceed; and

(iii)	this document does not constitute a proposal to make a takeover bid for the purposes of section 631 of the Corporations Act.

(c)	This document is governed by the laws of Victoria, Australia. Each party irrevocably submits to the non-exclusive jurisdiction of the courts of Victoria, Australia and agrees that a final judgment in any legal proceedings in a court exercising jurisdiction in Victoria, Australia, will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law. Without limiting the foregoing and without preventing any method of service allowed under any relevant law, Alcoa irrevocably appoints Ashurst as its process agent to receive any notice or document in an action in connection with this document and agrees that any document may be served on Alcoa by delivering to or leaving it for Alcoa at Ashurst’s offices at Level 16, 80 Collins Street, South Tower, Melbourne Victoria 3000. If for any reason Ashurst ceases to be able to act as process agent, Alcoa must promptly appoint another person in Victoria, Australia as its process agent in Victoria, Australia and ensure that the replacement process agent accepts its appointment and confirms its appointment to Alumina.

(d)	This document may only be varied if the parties agree in writing.

(e)	Subject to clause 2.1, each party agrees that, to the extent practicable and permitted by law or the rules of any stock exchange, it will consult with the other party as to the form of any public announcement about this document, the Transaction or the content or existence of negotiations between the parties prior to making any such announcement.

(f)	Unless expressly stated otherwise in this document, all amounts payable or consideration to be provided under this document are exclusive of GST. If GST is payable on any supply made under this document, for which the consideration is not expressly stated to include GST, then subject to receiving a valid tax invoice Alumina agrees to pay to Alcoa an additional amount equal to the GST payable at the same time that the consideration for the supply is to be provided.

(g)	Waiver of any right under or arising from this document must be in writing and signed by the party giving the waiver, and will not be a waiver of any other right or the same or a similar right where such right arises from another breach. A failure or delay in exercising, or a partial exercise of, a right under or arising from this document does not result in a waiver of that right (or any part thereof).

(h)	This document and the Confidentiality Agreement contain the entire agreement of the parties in respect of its subject matter. It sets out the only conduct relied on by the parties and supersedes all earlier conduct by the parties in respect of its subject matter. This document applies to the extent of any inconsistency between this document and the Confidentiality Agreement.

(i)	Costs and duty

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(i)	Each party must bear its own costs arising out of the negotiation, preparation and execution of this document.

(ii)	Unless expressly stated otherwise in this document, all amounts payable or consideration to be provided under this document are exclusive of GST.

(j)	This document may be executed in any number of counterparts. All counterparts, when taken together, constitute one instrument.

(k)	Any notice, demand, consent, approval or communication under this document (Notice) must be:

(i)	in writing, in English and signed by a person duly authorised by the sender; and

(ii)	hand delivered or sent by prepaid post or email to the recipient’s address for Notices specified below, as varied by any Notice given by the recipient to the sender:

For Alumina:

Post:	Level 36, 2 Southbank Boulevard, Southbank, Victoria 3006 Australia
Email:	[***********]
Attention:	Katherine Kloeden, General Counsel and Company Secretary

With a copy (for information purposes only) to Will Heath and Stephen Minns, King & Wood Mallesons by email at will.heath@au.kwm.com and stephen.minns@au.kwm.com

For Alcoa and Bidder:

Post:	201 Isabella Street, Suite 500, Pittsburgh, PA 15212-5858 United States of America
Email:	[***********]
Attention:	Andrew Hastings

With a copy (for information purposes only) to Kylie Lane /Susannah Macknay, Ashurst by email at kylie.lane@ashurst.com / susannah.macknay@ashurst.com

(l)	A Notice given in accordance with clause 4.2(k) takes effect when taken to be (or at a later time specified in it), and is taken to be received:

(i)	if hand delivered, on delivery;

(ii)	if sent by prepaid post, on the second Business Day after the date of posting (or on the seventh Business Day after the date of posting if posted to or from a place outside Australia); and

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(iii)	if sent by email, immediately unless the sender receives a message indicating that the email has not been received by the intended recipient,

but if the delivery, receipt or transmission is not on a Business Day or is after 5.00 pm on a Business Day, the Notice is taken to be received at 9.00 am on the next Business Day.

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Schedule 1 Dictionary

1.1	Dictionary

In this document:

Adviser means, in relation to a party, its legal, financial, taxation or other expert adviser or agent.

Alcoa Board means the board of directors of Alcoa.

Alcoa Group means Alcoa and its Subsidiaries.

Alcoa Share means a share of Alcoa common stock, par value US $0.01 per share.

Alcoa Shareholder means each holder of Alcoa common stock.

Alumina Board means the board of Directors of Alumina from time to time and Alumina Director means any one of them.

Alumina Group means Alumina and its Subsidiaries.

Alumina Share means a fully paid ordinary share in the capital of Alumina.

Alumina Shareholder means a person shown in the register of members of Alumina as the holder of one or more Alumina Shares.

AWAC JV Information means:

(a)	all information produced or held by the “Enterprise”, any “Enterprise Company”, and all information produced or held by Alcoa or “Affiliates of Alcoa” acting in the capacity of “Manager” of the “Enterprise” and any “Enterprise Company”; and

(b)	all information received by a party pursuant to its “General Information Rights”,

(with each quoted and capitalised term having the same meaning as used for that term in section 7 of the Charter of the Strategic Council).

Business Day means a day (other than a Saturday, Sunday or public holiday) when banks in Melbourne and Sydney are open for general banking business.

Charter of the Strategic Council means the document titled “Amended and Restated Charter of the Strategic Council” between Alcoa and Alumina dated 1 November 2016.

Competing Proposal means any expression of interest, proposal, offer or transaction which, if entered into or completed in accordance with its terms, would result in any third party (either alone or together with one or more third parties):

(a)	acquiring Voting Power in Alumina of 20% or more or otherwise acquiring a legal or economic interest in 20% or more of the Alumina Shares (including through one or more derivative contracts), other than in the circumstances of an acquisition in accordance with item 9 of section 611 of the Corporations Act by any person or their Associate that is an Alumina Shareholder at the date of this document;

(b)	acquiring Control of or merging with Alumina or a material member of the Alumina Group; or

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(c)	acquiring, becoming the holder of or having a right to acquire all or part of, or any material asset of, the Alumina Group, or otherwise acquiring a legal or economic interest in all or part of, or any material asset of, the Alumina Group; or

(d)	entering into any agreement, arrangement or understanding requiring Alumina to abandon, or otherwise fail to proceed with, the Transaction,

whether by way of a takeover bid, scheme of arrangement, shareholder approved acquisition, capital reduction, buy back, sale, lease or purchase of shares, other securities or assets, assignment of assets or liabilities, joint venture, dual listed company (or other synthetic merger), deed of company arrangements, any debt for equity arrangement or other transaction or arrangement.

Confidentiality Agreement means the confidentiality agreement between Alcoa and Alumina dated on or about 30 November 2023.

Control has the meaning given in section 50AA of the Corporations Act.

Corporations Act means the Corporations Act 2001 (Cth).

Exclusivity Period means the period starting on the date of this document and ending on the earlier of:

(a)	11:59pm on the date that is 20 Business Days after the date of this document; and

(b)	the termination of this document.

GST means a goods and services tax, or similar value added tax, levied or imposed in Australia under the GST Law.

Implementation Agreement means an agreement (if agreed by Alumina, Alcoa and Bidder) between Alumina, Alcoa and Bidder in relation to the implementation of a Transaction under which Bidder would acquire Alumina for the Offer Price.

New Alcoa CDI means each CHESS Depositary Interest (CDI), being a unit of beneficial ownership in a New Alcoa Share (in the form of a CDI) registered in the name of CHESS Depositary Nominees Pty Limited (ACN 071 346 506).

New Alcoa Shares means the Alcoa Shares to be issued by Alcoa as part of the Transaction.

Notice has the meaning set out in clause 4.2(k).

Offer Price means 0.02854 New Alcoa CDIs per Alumina Share.

Officer means, in relation to a party, its and its Related Entities’ officers and employees.

Proposal has the meaning given to it in recital (A).

Related Entity means any entity which is related to that party within the meaning of section 50 of the Corporations Act.

Representative of a party includes that party’s Related Entities and an Officer, employee, Adviser, consultant, partner, affiliate or agent of that party or of a Related Entity of that party.

Subsidiary of an entity means another entity which is a subsidiary of the first entity within the meaning of the Corporations Act.

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Transaction means the acquisition by Bidder of 100% of the Alumina Shares which it does not own by an Alumina Board recommended scheme of arrangement on the terms of the Proposal.

Voting Power has the meaning given in section 610 of the Corporations Act.

1.2	Interpretation

(a)	Headings are for convenience only and do not affect interpretation.

(b)	In this document, unless the context otherwise requires:

(i)	words importing the singular include the plural and vice versa;

(ii)	a reference to any thing (including any right) includes a part of that thing but nothing in this clause 1.2(b)(ii) implies that performance of part of an obligation constitutes performance of that obligation;

(iii)	a reference to a right includes a remedy, power, authority, discretion or benefit;

(iv)	a reference to an agreement or document is to the agreement or document as amended, varied, supplemented, novated or replaced from time to time, except to the extent prohibited by this document;

(v)	a reference to a person includes any company, partnership, joint venture, association, corporation or other body corporate or entity and includes any government agency;

(vi)	the expressions "include", "including", "to avoid doubt", "having regard to" and similar expressions are not words of limitation and do not limit what else might be included;

(vii)	a reference to a clause or a party is a reference to a clause of, or a party to, this document (as applicable);

(viii)	a reference to a party to this document or another agreement or document includes the party's successors and permitted substitutes and assigns (and, if applicable, the party's legal personal representatives);

(ix)	a reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it;

(x)	a reference to conduct includes an omission, statement and undertaking, whether or not in writing;

(xi)	a reference to an agreement includes any undertaking, deed, agreement and legally enforceable arrangement whether or not in writing; and

(xii)	a reference to time is to time in Melbourne, Australia.

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EXECUTED as a deed.

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

Signed sealed and delivered by ALUMINA LIMITED in accordance with section 127 of the Corporations Act:

/s/ Michael Ferraro	/s/ Katherine Kloeden
Signature of director	Signature of director/secretary

Michael Ferraro	Katherine Kloeden
Name	Name

Ashurst

Signed sealed and delivered by AAC INVESTMENTS AUSTRALIA PTY LTD in accordance with section 127 of the Corporations Act:

/s/ Matthew Shane Zauner
Signature of sole director

Matthew Shane Zauner
Name

Ashurst

signed, SEALed and delivered by ALCOA CORPORATION by its authorised representative:	Seal

/s/ Andrew Hastings
Signature of authorised signatory

Andrew Hastings
Name of authorised signatory

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